                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                                Chinawe.com Inc.
--------------------------------------------------------------------------------
         (Name of Issuer) (Former Name: NEO MODERN ENTERTAINMENT CORP.)

                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                           (Title Class of Securities)

                                   169464 10 4
                       ----------------------------------
                                 (CUSIP Number)

                            Edward I. Tishelman, Esq.
                               Joel I. Frank, Esq.
                              Hartman & Craven LLP
                                 460 Park Avenue
                               New York, NY 10022
                                 (212) 753-7500
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 15, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 169464 10 4

1)  Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
    (entities only)
     Man Keung Wai                                 I.R.S. I.D. #  Not Applicable

2)  Check the Appropriate Box if a Member of a Group          (a)  [X]
    (See Instructions)                                        (b)  [ ]

3)  SEC Use only

4)  Source of Funds (See Instructions)                             00

5)  Check if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                        [ ]

6)  Citizenship or Place of Organization                           Chinese

    Number of         7)       Sole Voting Power
    Shares                           33,600,000
    Beneficially      8)       Shared Voting Power
    Owned by                            None
    Each              9)       Sole Dispositive Power
    Reporting                        33,600,000
    Person With       10)      Shared Dispositive Power
                                        None

11) Aggregate Amount Beneficially Owned
    by Each Reporting Person                                       33,600,000

12) Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See Instructions)            [ ]

13) Percent of Class Represented by Amount
    in Row (11)                                                    84%

14) Type of Reporting Person (See Instructions)                    IN

CUSIP NO. 169464 10 4

1)  Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons
    (entities only)
    Gonet Associates Limited                  I.R.S. I.D. #  not applicable

2)  Check the Appropriate Box if a Member of a Group     (a)      [X]
    (See Instructions)                                   (b)      [ ]

3)  SEC Use only

4)  Source of Funds (See Instructions)                   SC, WC

5)  Check if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)              [ ]

6)  Citizenship or Place of Organization                 British Virgin Islands

    Number of            7)   Sole Voting Power
    Shares                          33,600,000
    Beneficially         8)   Shared Voting Power
    Owned by                           None
    Each                 9)   Sole Dispositive Power
    Reporting                       33,600,000
    Person With          10)  Shared Dispositive Power
                                       None

11) Aggregate Amount Beneficially Owned
    by Each Reporting Person                             33,600,000

12) Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See Instructions)  [ ]

13) Percent of Class Represented by Amount
    in Row (11)                                          84%

14) Type of Reporting Person (See Instructions)          CO

Item 1. Security and Issuer.

         This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Chinawe.com Inc., a California corporation (the "Company") (formerly, NEO MODERN ENTERTAINMENT CORP.), with its principal executive offices at c/o Hartman & Craven LLP, 460 Park Avenue, New York, New York 10022.

Item 2. Identity and Background.

(a)-(c) This statement is being filed on behalf of Man Keung Wai and Gonet Associates Limited, a British Virgin Islands company ("Gonet"). Man Keung Wai is the majority owner of Gonet. Gonet is a holding company whose subsidiaries are engaged in (i) providing a business-to-business e-commerce marketplace in China and (ii) asset management involving joint ventures with businesses owned or controlled by the People's Republic of China. The address of the principal office of Man Keung Wai and Gonet is c/o Hartman & Craven LLP, 460 Park Avenue, New York, New York 10022. Set forth in Schedule A hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of Man Keung Wai and the directors and executive officers of Gonet, as of the date hereof. Other than Man Keung Wai, there are no persons controlling Gonet.

(d)-(e) During the past five years, neither Man Keung Wai, Gonet nor, to the best of Gonet's knowledge, any person named in Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship of Man Keung Wai and Gonet's executive officers and directors is indicated in Schedule A hereto.

Item 3. Source and Amount of Funds or Other Consideration.

         Pursuant to an Agreement of Merger dated as of October 17, 2000 among NEO MODERN ENTERTAINMENT CORP., a California corporation ("Neo Modern"), Rafal Zielinski, Filmart Inc., a California corporation ("Filmart"), Chinawe.com Inc., a Delaware corporation ("Chinawe"), Gonet and Vivian Wai Wa Chu, Man Ying Ken Wai, Man Keung Wai and Cheung Man Ki, a copy of which is attached as Exhibit (a) hereto (the "Merger Agreement"), Chinawe was merged with and into Neo Modern with Neo Modern the surviving entity (the "Merger"). Each share of Chinawe common stock, par value $.01 per share, was converted in the Merger into 2,876.4565 shares of Common Stock. Gonet, the sole stockholder of Chinawe, received 28,764,565 shares of Common Stock , or 71.9% of the shares of Common Stock outstanding after the Merger.

         Pursuant to a Confidential Transactional Agreement, dated as of October 17, 2000, by and between Gonet, Rafal Zielinski and Filmart, a copy of which is attached as Exhibit (b) hereto (the "Letter Agreement"), Filmart, contemporaneously with the consummation of the Merger, sold Gonet 4,835,435 shares of Common Stock at a purchase price of $.04 per share or an aggregate price of $193,417.40 (the "Purchase Price"). Gonet paid the Purchase Price out of working capital.

Item 4. Purpose of Transaction.

         The purpose of the Merger was to acquire a controlling interest in the Company and to terminate the prior business of the Company in favor of the Chinawe business. In connection with the Merger, Vivian Wai Wa Chu, Man Ying Ken Wai and Man Keung Wai became the directors of the Company and Man Keung Wai became the Chairman of the Board, President and Chief Executive Officer of the Company.

         Except as set forth above and for a possible reincorporation merger by which the Company would become a Delaware company, neither Man Keung Wai nor Gonet currently has any plans or proposals which relates to or would result in
(i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing the Company's Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of March 15, the effective date of the Merger, the aggregate number of shares of Common Stock beneficially owned by Man Keung Wai, through his control of Gonet, and Gonet is 33,600,000, constituting approximately 84% of the shares of Common Stock outstanding, based upon the 40,000,000 shares of Common Stock reported by the Company to be issued and outstanding.

(b) Gonet has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 33,600,000 shares of Common Stock, but Man Keung Wai, by virtue of his ownership and position with Gonet, has the power to vote and to dispose of all of such shares of Common Stock.

(c) Except for the acquisition of shares of Common Stock pursuant to the transactions described in Item 3, neither Man Keung Wai nor Gonet effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except for the Merger Agreement and the Letter Agreement, to the knowledge of Man Keung Wai and Gonet, there are no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

         The following documents are filed as exhibits:

         (a) Agreement of Merger, dated as of October 17, 2000, by and among Chinawe.com Inc, Gonet Associates Limited, Vivian Wai Wa Chu, Man Ying Ken Wai, Man Keung Wai and Cheung Man Ki, Neo Modern Entertainment Corp., Rafal Zielinski and Filmart Inc., as filed with the Secretary of State of the State of California on March 15, 2001.

         (b) Confidential Transactional Letter Agreement, dated as of October 17, 2000, by and among Neo Modern Entertainment Corp., Rafal Zielinski, Filmart, Inc. and Gonet Associates Limited.

         (c)      Joint Filing Agreement.

         (d) Definitive Information Statement filed by Neo Modern Entertainment Corp. with the Securities and Exchange Commission on February 12, 2001.*

---------
*  This document is hereby incorporated by reference.

Signature.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 26, 2001                 Gonet Associates Limited
                                      By: /s/ Man Ying Ken Wai
                                              ----------------------------------
                                              Man Ying Ken Wai
                                      Title:  Vice President

                                          /s/ Man Keung Wai
                                              ----------------------------------
                                              Man Keung Wai

                                   SCHEDULE A

          Directors and Executive Officers of Gonet Associates Limited


Name                                Principal Occupation or Employment
----                                ----------------------------------
Man Keung Wai                       President and director of Gonet; Chief
c/o Hartman & Craven LLP            Executive Officer, President and Chairman of
460 Park Avenue                     the Board of Directors of the Company.
New York, New York 10022
(Chinese citizen)

Man Ying Ken Wai                    Vice President and director of Gonet; Vice
c/o Hartman & Craven LLP            President and a director of the Company.
460 Park Avenue
New York, New York 10022
(Canadian citizen)

Vivian Wai Wa Chu                   Secretary and director of Gonet; Secretary
c/o Hartman & Craven LLP            and a director of the Company.
460 Park Avenue
New York, New York 10022
(Australian citizen)

Cheung Man Ki                       Director of Gonet.
c/o Hartman & Craven LLP
460 Park Avenue
New York, New York 10022
(Chinese citizen)

                                                                     Exhibit (a)

                               AGREEMENT OF MERGER

         This AGREEMENT OF MERGER ("Agreement") is made as of October 17, 2000, by and among Chinawe.com Inc., a Delaware corporation (the "Company"), Gonet Associates Limited, a British Virgin Island corporation ("Gonet"), Vivian Wai Wa Chu, Man Ying Ken Wai, Man Keung Wai and Cheung Man Ki (Gonet and its stockholders being sometimes called the "Sellers"), Neo Modern Entertainment Corp., a California corporation ("Buyer"), Rafal Zielinski and Filmart Inc., a California corporation (who are hereinafter collectively referred to as "Buyer's Principals").

                                    RECITALS

         A. WHEREAS, the Company is exploiting e-commerce business activities in China; and

         B. WHEREAS, the Company and Gonet are desirous to merge the Company (the "Merger") with and into a public company by exchanging the shares of the Company for shares of an existing publicly traded entity in a transaction intended to qualify as a tax-free reorganization pursuant to section 368(a)(1)(A) of the Internal Revenue Code of 1996, as amended; and

         C. WHEREAS, Buyer is a publicly traded company listed on the NASDAQ OTC Bulletin Board that will have 11,235,435 shares of common stock issued and outstanding immediately prior to the Effective Time (as defined below) and Buyer desires to acquire the shares of the Company for an aggregate of 28,764,565 shares of Buyer's common stock.

         D. The parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

         Accordingly, and in consideration of the representations, warranties, agreements and conditions herein contained, the parties hereto hereby agree as follows:

                                    AGREEMENT

         The parties, intending to be legally bound, hereby agree as follows:

                                    ARTICLE 1

                                   DEFINITIONS

         For purposes of this Agreement, the following terms have the meanings specified or referred to in this Article 1:

         "Affiliate"--any Person that controls, is controlled by or is under common control with another Person. For purposes of the foregoing, the term "control" means the power, direct or indirect, to direct or cause the direction of the management and policies of a Person through voting securities, contract or otherwise.

         "Agreement"--shall have the meaning set forth in the first paragraph hereof.

         "Balance Sheet"--as defined in Section 4.4.

         "Balance Sheet Date"--the date of the Balance Sheet.

         "Buyer"--as defined in the first paragraph of this Agreement.

         "Buyer's Advisors"--as defined in Section 6.1

         "Buyer Balance Sheet"--as defined in Section 5.4.

         "Buyer Common Stock"--as defined in Section 2.3(a).

         "Buyer's Common Shares"--as defined in Section 2.3(a).

         "California Law"--as defined in Section 2.1.

         "Closing"--as defined in Section 2.7.

         "Closing Date"--as defined in Section 2.7.

         "Company"--as defined in the first paragraph of this Agreement.

         "Company Common Shares"--as defined in Section 2.3(a).

         "Company Disclosure Letter"--the disclosure letter delivered by the Company concurrently with the execution and delivery of this Agreement.

         "Company's Advisors"--as defined in Section 7.1.

         "Consent"--any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

         "Contract"--any written agreement, contract, lease, license, obligation, promise, or undertaking that is legally binding.

         "Dissenting Shares"--as defined in Section 2.5.

         "Effective Time"--as defined in Section 2.2.

         "Encumbrance"--any charge, claim, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or first offer, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

         "End Date"--as defined in Section 11.1.

         "Escrow Agent"--as defined in Section 11.7.

         "Escrow Agreement"--as defined in Section 10.3(f).

         "Exchange Act"--shall mean the Securities Exchange Act of 1934, as amended, or any successor law, and regulations and rules issued pursuant thereto or any successor law.

         "Exchange Agent"--as defined in Section 2.6(a).

         "GAAP"--generally accepted United States accounting principles.

         "Governmental Authorization"--any approval, consent, license, registration, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

         "Governmental Body"--any court, tribunal or federal, state or local (domestic or foreign) government, governmental or quasi governmental agency, authority or instrumentality.

         "Indemnification"--as defined in Section 11.3(a).

         "Indemnification Obligations"--as defined in Section 11.2.

         "Indemnified Party"--as defined in Section 11.2.

         "Indemnified Parties" --as defined in Section 11.2.

         "Indemnifying Party"--as defined in Section 11.2.

         "Indemnifying Parties" --as defined in Section 11.2.

         "IRC"--the Internal Revenue Code of 1986 or any successor law, and regulations issued by the IRS pursuant to the IRC or any successor law.

         "IRS"--the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

         "Legal Requirement"--any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, code, ordinance, principle of common law, regulation, statute or treaty existing and in effect as of the date of this Agreement.

         "Merger"--as defined in the recitals hereof.

         "Order"--any award, decision, decree, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

         "Ordinary Course of Business"--an action taken by a Person will be deemed to have been taken in the "Ordinary Course of Business" if such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person.

         "Organizational Documents"--(a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (e) any amendment to any of the foregoing.

         "Permitted Encumbrances"--shall mean Encumbrances (a) for Taxes not yet due and payable or being contested in good faith by appropriate proceedings; (b) with respect to real property, easements, covenants, conditions and restrictions of record which in the aggregate do not interfere or detract, in any material respect, from the use or value of such real property; (c) mechanics, materialmans', suppliers' or vendors' liens or similar Encumbrances arising by operation of law and in the Ordinary Course of Business securing amounts which are not delinquent; (d) arising in connection with sales of foreign receivables;
(e) on goods in transit incurred pursuant to documentary letters of credit; (f) purchase money liens and encumbrances securing rental payments under capital lease arrangements; and (g) arising under worker's compensation, unemployment insurance, social security, retirement and similar legislation.

         "Person"--any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

         "Proceeding"--any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

         "Representative"--with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

         "SEC"--the United States Securities and Exchange Commission.

         "Securities Act"--the Securities Act of 1933, as amended, or any successor law, and regulations and rules issued pursuant thereto or any successor law.

         "Settlement Cost"--as defined in Section 11.4(b).

         "Surviving Corporation"--as defined in Section 2.1.

         "Tax"--any income, capital gains, federal, state, local, foreign, other net income, gross income, ad valorem, lease, service, service use, payroll, severance, premium, windfall profits, customs, duties or other taxes, fees, charges, interest, additions to tax, license, gross receipts, net worth, capital stock, profits, stamp, occupation, transfer, value added, excise, franchise, sales, use, property, employment, unemployment, disability, withholding, social security and workers' compensation taxes and estimated income and franchise tax payments, and interest, penalties, fines, costs and assessments.

         "Tax Return"--any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or require to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

         "Transfer Agreement"-the agreement between Buyer, on the one hand, and Buyer's Principals (as defined in the first paragraph of this Agreement), on the other, providing for the transfer by Buyer on or after the Effective Time, of Buyer's film production business to Buyer's Principals.

                                    ARTICLE 2
                         THE MERGER AND RELATED MATTERS

         2.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time the Company shall be merged with and into the Buyer in accordance with the General Corporation Law of the State of California (the "California Law"), whereupon the separate existence of the Company shall cease and the Buyer shall continue as the surviving corporation (the "Surviving Corporation").

         2.2 Effective Time of the Merger. Concurrent with the satisfaction or waiver of all of the conditions set forth in Article 10, the Company and Buyer will file, or cause to be filed, this Agreement of Merger and make or cause to be made all other filings or recordings required by the California Law in connection with the Merger with the Secretary of State of the State of

California which Agreement of Merger and other filings and recordings shall be in the form required by and executed in accordance with the applicable provisions of the California Law. The Merger shall become effective at the time this Agreement of Merger for such Merger is duly filed with the Secretary of State of the State of California (the "Effective Time").

         2.3 Conversion of Company Common Shares. At the Effective Time:

                  (a) Each share of common stock of the Company (the "Company Common Shares"), issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 2,876.4565 shares (the "Buyer's Common Shares") of common stock of Buyer, $0.001 par value per share ("Buyer Common Stock"), constituting an aggregate of 28,764,565 shares of Buyer Common Stock. Fractional shares of Buyer Common Stock shall be issued.

                  (b) The holders of certificates representing Company Common Shares shall cease to have any rights as stockholders of the Company, except such rights, if any, as they may have pursuant to Delaware law. Except as provided above, until certificates representing Company Common Shares are surrendered for exchange, each such certificate shall, after the Effective Time, represent for all purposes only the right to receive the number of Buyer's Common Shares into which their Company Common Shares shall have been converted by the Merger as provided above.

         2.4 Reservation of Shares. Prior to the Effective Time, the Board of Directors of Buyer shall reserve for issuance a sufficient number of shares of Buyer Common Stock for the purpose of issuing the Buyer's Common Shares to the Company's stockholders in accordance herewith.

         2.5 Dissenting Shares. Any Company Common Shares or shares of Buyer Common Stock held by a holder who dissents from the Merger and becomes entitled to obtain payment for the value of such Company Common Shares or Buyer Common Stock, as the case may be, pursuant to the applicable provisions of Delaware law or California Law, respectively, shall be herein called "Dissenting Shares". Except as provided under Delaware law or California Law, any Dissenting Shares shall not, after the Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions and shall not be converted into Buyer's Common Shares; provided, however, that holders of Company Common Shares or Buyer Common Stock held by a dissenting stockholder who subsequently withdraws a demand for payment, fails to comply with the requirements of Delaware law or California Law, applicable thereto, to the extent that such stockholder fails to establish the rights of a dissenting stockholder, or otherwise fails to establish the right of such stockholder to be treated as a dissenting stockholder under Delaware law or California Law shall be deemed to be converted into Buyer's Common Shares or have consented to retain Buyer's Common Shares held by him on the Effective Time, as the case may be, pursuant to the terms and conditions referred to above.

         2.6 Exchange of Company Common Shares.

                  (a) At or prior to the Effective Time, Buyer shall make available for exchange or conversion, by transferring to Hartman & Craven LLP,
Attn: Edward I. Tishelman, Esq., or such other person as Buyer may appoint to act as exchange agent (the "Exchange Agent"), for the benefit of the holders of Company Common Shares, such number of Buyer's Common Shares as shall be issuable in connection with the Merger. At the Effective Time, each Company Common Share shall be exchanged for such number of Buyer's Common Shares as shall be issuable in connection with the Merger pursuant to Section 2.3(a).

                  (b) In the event any certificates evidencing Company Common Shares shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof, such Buyer's Common Shares as may be required pursuant hereto; provided, however, that Buyer may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate to agree to indemnify (without posting any bond therefor) Buyer, the Company, the Exchange Agent or any other party against any claim that may be made against Buyer, the Company, the Exchange Agent or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

         2.7 Closing. Subject to the provisions of Article 10 hereof, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place as soon as practicable (but in no event later than three (3) business days) after satisfaction of all of the conditions to Closing at the offices of Hartman & Craven LLP, 460 Park Avenue, New York, New York 10022, or such other place and time as the parties may mutually agree. The parties shall endeavor to effectuate the Closing on or before November 17, 2000. The date on which the Closing actually occurs is herein referred to as the "Closing Date".

                                    ARTICLE 3
                            THE SURVIVING CORPORATION

         3.1 Articles of Incorporation. The articles of incorporation of Buyer in effect at the Effective Time shall be the articles of incorporation of the Surviving Corporation until amended in accordance with applicable law, except that Article I of the articles of incorporation of the Surviving Corporation shall be amended to read as follows: " I

         The name of this Corporation is: Chinawe.com Inc."

         3.2 Bylaws. The bylaws of Buyer in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

         3.3 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law: (i) Vivian Wai Wa

Chu, Man Ying Ken Wai, Man Keung Wai and Man Cheung Ki shall be the directors of the Company as the Surviving Corporation; and (ii) Man Keung Wai shall be the Chairman of the Board, President and Chief Executive Officer of the Surviving Corporation.


                                    ARTICLE 4
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         Each of the Company and Gonet represents and warrants to Buyer as of the date hereof that, except as set forth in the Company Disclosure Letter:

         4.1 Organization and Good Standing of the Company. The Company is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, with corporate power and corporate authority to conduct its business as it is now being conducted and to own or use the properties and assets that it owns or uses. The Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

         4.2 Authority; No Conflict.

                  (a) This Agreement constitutes the legal, valid, and binding obligation of the Company and Gonet enforceable against the Company and Gonet in accordance with its terms. Each of the Company and Gonet has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform their obligations under this Agreement.

                  (b) Neither the execution and delivery of this Agreement nor the consummation or performance of any of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time):

                  (i) contravene, conflict with, or result in a violation of any provision of the Organizational Documents of the Company;

                  (ii) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Company or any of the assets owned or used by the Company or its subsidiaries, may be subject;

                  (iii) contravene, conflict with, or result in a violation or breach of any provision of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the business of, or any of the assets owned or used by, the Company; or

                  (iv) to the Sellers' knowledge, contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any material Contract to which the Company or its subsidiaries are a party.

                  (c) To the Sellers' knowledge, except for compliance with any applicable requirements of the Securities Act, the Exchange Act and state securities or "blue sky" laws, neither the Company nor Seller are or will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of the transactions contemplated hereby.

         4.3 Capitalization and Ownership of the Shares.

         The authorized equity securities of the Company consist of 75,000 shares of common stock, par value $.001 per share, of which 10,000 shares are issued and outstanding and constitute the Company Common Shares. There are no other shares of capital stock of the Company or any other class or series authorized, issued or outstanding. There are no outstanding subscriptions, options, warrants, rights (including, without limitation, preemptive rights, stock appreciation rights or other awards), calls, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of the Company except for an incentive stock option plan which will become effective on the Effective Time and thereafter cover an aggregate of up to 800,000 shares of common stock of the Surviving Corporation. There are no agreements or other obligations (contingent or otherwise) which require the Company to repurchase or otherwise acquire any shares of its capital stock or other securities. The Company Common Shares have been duly authorized and validly issued and are fully paid and nonassessable. Other than this Agreement, the Company is not a party to any Contract relating to the issuance, sale, or transfer of any equity securities or other securities of the Company. The Company does not own, and has no Contract to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

         4.4 Financial Statements. The Company has delivered to Buyer: (a) a balance sheet of the Company as at September 30, 2000, and the related statements of income for the period then ended, which have been internally prepared by the Company. The September 30, 2000 balance sheet is defined in this Agreement as the "Balance Sheet." Such financial statements and notes fairly present the financial condition and the results of operations as at the respective dates of and for the periods referred to in such financial statements. The financial statements referred to in this Section 4.4 reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements.

         4.5 Books and Records. The books of account, minute books, stock record books, and other record of the Company and each subsidiary of the Company, all of which have been made available to Buyer, are complete and correct and have been maintained in accordance with sound business practices.

         4.6 Title to Properties; Encumbrances. The Company has good and marketable title to all the properties and assets (whether real, personal, or mixed and whether tangible or intangible), reflected as owned in the books and records of the Company, including all of the properties and assets reflected in the Balance Sheet (except for assets and personal property sold since the date of the Balance Sheet, as the case may be, in the Ordinary Course of Business).

         4.7 Accounts Receivable. All accounts receivable of the Company that are reflected on the Balance Sheet or in the accounting records of the Company as of the Closing Date represent or will represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business.


         4.8 No Undisclosed Liabilities.

                  (a) The Company has no obligation or liability of any nature whatsoever (direct or indirect, matured or unmatured, absolute, accrued, contingent or otherwise), whether or not required by GAAP to be provided or reserved against on a balance sheet except for:

                  (i) Liabilities provided for or reserved against in the Balance Sheet;

                  (ii) Liabilities which have been incurred by the Company subsequent to September 1, 2000 in the Ordinary Course of Business;

                  (iii) Liabilities under the executory portion of any written purchase order, sales order, lease, agreement or commitment of any kind by which the Company is bound and which was entered into in the Ordinary Course of Business;

                  (iv) Liabilities under the executory portion of permits, environmental permits, licenses and governmental directives and agreements issued to, or entered into by, the Company in the Ordinary Course of Business; and

                  (v) Liabilities disclosed in this Agreement.

         4.9 Taxes.

                  (a) The Company has filed or caused to be filed on a timely basis all Tax Returns that are or were required to be filed by it pursuant to applicable Legal Requirements. The Company has paid, or made provision for the payment of, all Taxes that have or may have become due pursuant to those Tax Returns or otherwise, or pursuant to any assessment received by the Company.

                  (b) All Tax Returns filed by the Company and its subsidiaries are correct and complete in all material respects. There is no tax sharing agreement that will require any payment by the Company or its subsidiaries after the date of this Agreement.

                  (c) Neither the Company nor its subsidiaries have agreed to make nor are they required to make any adjustment under Section 481(a) of the IRC by reason of a change in accounting method or otherwise.

                  (d) Neither the Company nor its subsidiaries are parties to or bound by (nor, between the date hereof and the Closing Date, will the Company or its subsidiaries become parties to or bound by) any tax-indemnity, tax-sharing, or tax-allocation agreement.

                  (e) To the knowledge of the Company, no issues have been raised (and are currently pending) by any taxing authority in connection with any Tax Return. No waivers of statutes of limitation with respect to any Tax Return have been given by or requested from the Company or its subsidiaries. All deficiencies asserted or assessments made as a result of any examinations have been fully paid, or are fully reflected as a liability in the financial statements of the Company and its subsidiaries, or are being contested and an adequate reserve therefor has been established and is fully reflected as a liability in the financial statements of the Company and its subsidiaries.

                  (f) There are no liens (other than Permitted Encumbrances) for Tax on the assets of the Company or its subsidiaries.

         4.10 Compliance with Legal Requirements; Governmental Authorizations.

                  (a) The Company is, and at all times since the Balance Sheet Date, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of the business operations currently conducted by the Company and its subsidiaries or the ownership or use of any of their respective assets.

                  (b) No event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a violation by the Company of, or a failure on the part of the Company to comply with, any Legal Requirements, or (B) may give rise to any obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

                  (c) The Company has not received, at any time since the Balance Sheet Date, any written notice from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

         4.11 Legal Proceedings; Orders. There is no litigation or Proceeding pending or, to the Company's knowledge, threatened, in law or in equity, against the Company, Gonet or the Company's directors, with respect to or affecting the Company's business operations, products, sales practices or financial condition, or related to the consummation of the transactions contemplated hereby.

         4.12 Absence of Certain Changes and Events. Since the Balance Sheet Date, the Company has conducted its business operations only in the Ordinary Course of Business and there has not, except in the Ordinary Course of Business, been any:

                  (a) change in the authorized or issued capital stock of the Company; grant of any stock option or right to purchase shares of capital stock of the Company; issuance of any security convertible into such capital stock; grant of any registration rights; issuance or sale of any securities of any class; purchase, redemption, retirement, or other acquisition by the Company of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

                  (b) amendments to the Organizational Documents of the Company;

                  (c) payment or increase not in the Ordinary Course of Business by the Company or its subsidiaries of any bonuses, salaries, or other compensation to any director, officer, or employee;

                  (d) entry into any employment, severance, or similar material Contract with any director, officer, or employee, or the adoption of, or increase in the payment to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, requirement, or other employee benefit plan for or with any employees of the Company;

                  (e) material changes in the accounting methods or principles used by the Company;

                  (f) money borrowed or bonds, debentures, notes or other corporate securities of any class issued or sold, including without limitation, those evidencing borrowed money, or payments prepaid or accelerated under any of the foregoing, or payments made in respect thereof other than in accordance with regularly scheduled payments; or

                  (g) agreement, whether oral or written, by the Company to do any of the foregoing.

         4.13 Disclosure. This Agreement does not contain and will not contain any untrue statement of a material fact and it does not omit and will not at Closing omit to state a material fact necessary in order to make the statements contained herein not misleading.

         4.14 Representations Regarding the Acquisition of the Shares.

                  (a) Gonet understands that the shares to be received from Buyer have not been approved or disapproved by the SEC or any state securities agencies;

                  (b) Gonet is acquiring the Buyer's Common Shares solely for investment for its own account and not with a view to, or for, resale in connection with any distribution within the meaning of the Securities Act, the Exchange Act or any other applicable state securities acts; and

                  (c) Gonet understands the speculative nature and risks of investments associated with the Buyer and confirm that the Buyer's Common Shares are suitable and consistent with its investment program and that its financial position enables it to bear the risks of this investment and that there may not be any public market for the Buyer's Common Shares.

                                    ARTICLE 5

                   REPRESENTATIONS AND WARRANTIES OF THE BUYER

         Each of the Buyer and the Buyer's Principals represents and warrants to the Company and Sellers as of the date hereof that, except as set forth in the Buyer Disclosure Letter:

         5.1 Organization and Good Standing of the Buyer. The Buyer is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, with corporate power and corporate authority to conduct its business as it is now being conducted and to own or use the properties and assets that it owns or uses. The Buyer is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

         5.2 Authority; No Conflict.

                  (a) This Agreement constitutes the legal, valid, and binding obligation of the Buyer and Buyer's Principals enforceable against the Buyer and Buyer's Principals in accordance with its terms. Each of the Buyer and Buyer's Principals has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform their obligations under this Agreement.

                  (b) Neither the execution and delivery of this Agreement nor the consummation or performance of any of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time):

                  (i) contravene, conflict with, or result in a violation of any provision of the Organizational Documents of the Buyer;

                  (ii) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Buyer or any of the assets owned or used by the Buyer may be subject;

                  (iii) contravene, conflict with, or result in a violation or breach of any provision of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by the Buyer or that otherwise relates to the business of, or any of the assets owned or used by, the Buyer; or

                  (iv) to the Buyer's Principals' knowledge, contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any material Contract to which the Buyer is a party.

                  (c) To the Buyer's Principals' knowledge, except for compliance with any applicable requirements of the Securities Act, the Exchange Act and state securities or "blue sky" laws, neither the Buyer nor Buyer's Principals are or will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of the transactions contemplated hereby.

         5.3 Capitalization and Ownership of the Shares.

                  (a) The authorized equity securities of the Buyer consist of 100,000,000 shares of common stock, par value $.001 per share, of which 11,235,435 shares are issued and outstanding as of the date hereof and 20,000,000 shares of Preferred Stock, par value $.50 per share of which zero (0) shares are issued and outstanding. There are no other shares of capital stock of the Buyer or any other class or series authorized, issued or outstanding. There are no outstanding subscriptions, options, warrants, rights (including, without limitation, preemptive rights, stock appreciation rights or other awards), calls, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of the Buyer, all stock options of Buyer having been cancelled. There are no agreements or other obligations (contingent or otherwise) which require the Buyer to repurchase or otherwise acquire any shares of its capital stock or other securities. The Buyer Common Shares have been duly authorized and, upon consummation of the Merger, will be validly issued, fully paid and nonassessable. Other than this Agreement, the Buyer is not a party to any Contract relating to the issuance, sale, or transfer of any equity securities or other securities of the Buyer. The Buyer does not own, and has no Contract to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

                  (b) There are no subsidiaries of the Buyer.

         5.4 Financial Statements. The Buyer has delivered to Buyer: (a) balance sheets of the Buyer as at June 30, 2000, in each of the years 2000, 1999, and 1998 and the period ended September 30, 2000, and the related statements of income for the period then ended and for the three months ended September 30, 2000, which annual statements have been audited by H.M. Richard & Associates, the Buyer's independent accountants, and (b) an unaudited, unreviewed balance sheet of the Buyer as at September 30, 2000 and the related unaudited statements of income for such period. The September 30, 2000 balance sheet is defined in this Agreement as the "Buyer Balance Sheet." Such financial statements and notes fairly present the financial condition and the results of operations as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP. The financial statements referred to in this Section 5.4 reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements.

         5.5 Books and Records. The books of account, minute books, stock record books, and other record of the Buyer, all of which have been made available or delivered to the Company, are complete and correct and have been maintained in accordance with sound business practices.

         5.6 No Assets; No Liabilities. Immediately prior to the Effective Time, Buyer will neither own nor lease any assets of any kind or nature nor will Buyer have any obligations or liabilities of any kind or nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and whether or not asserted, and whether or not known or unknown, and however arising) (collectively, "Buyer Liabilities"), except pursuant to the Transfer Agreement whereby Buyer's Principals are purchasing substantially all of the assets, subject to certain liabilities, of Buyer's pre-merger film production business.

         5.7 No Undisclosed Liabilities. Immediately prior to the Effective Time and giving effect to required payments of liabilities at the Effective Time, there will be no Buyer Liabilities except those liabilities of the Buyer to Buyer's Principals which are being discharged under the Transfer Agreement.

         5.8 Taxes.

                  (a) The Buyer has filed or caused to be filed on a timely basis all Tax Returns that are or were required to be filed by it pursuant to applicable Legal Requirements. The Buyer has paid, or made provision for the payment of, all Taxes that have or may have become due pursuant to those Tax Returns or otherwise, or pursuant to any assessment received by the Buyer.

                  (b) All Tax Returns filed by the Buyer are correct and complete in all material respects. There is no tax sharing agreement that will require any payment by the Buyer after the date of this Agreement.

                  (c) The Buyer has not agreed to make nor is it required to make, any adjustment under Section 481(a) of the IRC by reason of a change in accounting method or otherwise.

                  (d) The Buyer is not a party to or bound by (nor, between the date hereof and the Closing Date, will the Buyer become a party to or bound by) any tax-indemnity, tax-sharing, or tax-allocation agreement.

                  (e) To the knowledge of the Buyer, no issues have been raised (and are currently pending) by any taxing authority in connection with any Tax Return. No waivers of statutes of limitation with respect to any Tax Return have been given by or requested from the Buyer. All deficiencies asserted or assessments made as a result of any examinations have been fully paid, or are fully reflected as a liability in the financial statements of the Buyer, or are being contested and an adequate reserve therefor has been established and is fully reflected as a liability in the financial statements of the Buyer.

                  (f) There are no liens (other than Permitted Encumbrances) for Tax on the assets of the Buyer.

         5.9 Compliance with Legal Requirements; Governmental Authorizations.

                  (a) The Buyer is, and at all times since the date of the Buyer Balance Sheet, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of the business operations currently conducted by the Buyer or the ownership or use of any of its assets.

                  (b) No event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a violation by the Buyer of, or a failure on the part of the Buyer to comply with, any Legal Requirements, or (B) may give rise to any obligation on the part of the Buyer to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

                  (c) The Buyer has not received, at any time since the date of the Buyer Balance Sheet, any written notice from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of the Buyer to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

         5.10 Legal Proceedings; Orders. There is no litigation or Proceeding pending or, to the Buyer's knowledge, threatened, in law or in equity, against the Buyer, Buyer's Principals or the Buyer's directors, with respect to or affecting the Buyer's business operations, products, sales practices or financial condition, or related to the consummation of the transactions contemplated hereby.

         5.11 Absence of Certain Changes and Events. Since the date of the Buyer Balance Sheet, the Buyer has conducted its business operations only in the Ordinary Course of Business and there has not, except in the Ordinary Course of Business, been any:

                  (a) change in the authorized or issued capital stock of the Buyer; grant of any stock option or right to purchase shares of capital stock of the Buyer; issuance of any security convertible into such capital stock; grant of any registration rights; issuance or sale of any securities of any class; purchase, redemption, retirement, or other acquisition by the Buyer of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

                  (b) amendments to the Organizational Documents of the Buyer;

                  (c) payment or increase not in the Ordinary Course of Business by the Buyer of any bonuses, salaries, or other compensation to any director, officer, or employee;

                  (d) entry into any employment, severance, or similar material Contract with any director, officer, or employee, or the adoption of, or increase in the payment to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, or other employee benefit plan for or with any employees of the Buyer;

                  (e) material changes in the accounting methods or principles used by the Buyer;

                  (f) money borrowed or bonds, debentures, notes or other corporate securities of any class issued or sold, including without limitation, those evidencing borrowed money, or payments prepaid or accelerated under any of the foregoing, or payments made in respect thereof other than in accordance with regularly scheduled payments; or

                  (g) agreement, whether oral or written, by the Buyer to do any of the foregoing.

         5.12 Employees, etc. Immediately prior to the Effective Time, Buyer will not have any employees, consultants, independent contractors or creditors.

         5.13 Disclosure. This Agreement and the Schedule hereto when read together as a single disclosure, do not contain and will not contain any untrue statement of a material fact and they do not omit and will not at Closing omit to state a material fact necessary in order to make the statements contained herein and therein not misleading.

         5.14 Investment Intent. Buyer is acquiring the Company Common Shares under this Agreement for investment and not with a view to the sale or distribution thereof.

         5.15 Unregistered Shares and Access to Information. Buyer understands the offer and sale of the Company Common Shares have not been registered with or reviewed by the SEC under the Securities Act, as amended, or with or by any state securities law administrator, and no federal or state securities law administrator has reviewed or approved any disclosure or other material concerning the Company or the Company Common Shares. Buyer has been provided with and reviewed all information concerning the Company and the Company Shares as it has deemed necessary or appropriate as a prudent and knowledgeable investor to enable it to make an informed investment decision concerning the Company Common Shares.

         5.16 SEC and Other Filings. Buyer has filed on a timely basis all reports required to be filed by Buyer with the SEC, NASDAQ and any other Governmental Bodies (the "Filings"), and none of such Filings contain any untrue statement of a material fact nor do any of such Filings omit to state a material fact necessary in order to make the statements contained therein not misleading.

                                    ARTICLE 6

                   COVENANTS OF COMPANY PRIOR TO CLOSING DATE

         6.1 Access and Investigation. Between the date of this Agreement and the Closing Date, the Company shall: (a) upon reasonable prior notice, during normal business hours and at the sole cost and expense of Buyer, afford Buyer and its Representatives (collectively, "Buyer's Advisors") reasonable access to the personnel, properties, contracts, books and records, and other documents and data of the Company, (b) use its best efforts to facilitate access to the Company's suppliers and customers, (c) furnish Buyer with copies of all such contracts, books and records, and other existing documents and data as Buyer may reasonably request at Buyer's sole cost and expense, and (d) furnish Buyer's Advisors with such additional financial, operating, and other data and information as Buyer may reasonably request at Buyer's sole cost and expense.

         6.2 Operation of the Company. Between the date of this Agreement and the Closing Date, the Company will:

         (a) conduct the business operations of the Company only in the Ordinary Course of Business;

         (b) use its commercially reasonable efforts to preserve intact the current business organization of the Company (including maintaining all of its properties in good operating condition and repair), keep available the services of the current officers, employees, representatives and agents of the Company, and maintain the relations and good will with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with the Company; and

         (c) confer with Buyer concerning operational matters of a material nature.

         6.3 Negative Covenant. Except as otherwise expressly permitted by this Agreement, between the date of this Agreement and the Closing Date, the Company will not, without the prior consent of Buyer, take any affirmative action, or fail to take any reasonable action within its or their control, as a result of which any of the changes or events listed in Section 4.12 is likely to occur.

         6.4 Required Approvals. As promptly as practicable after the date of this Agreement, the Company will make all filings required by Legal Requirements to be made in order to consummate the transactions contemplated hereby (including, if applicable, all filings under the Securities Act, the Exchange Act and applicable state securities and "blue sky" laws). Between the date of this Agreement and the Closing Date, the Company will (a) cooperate with Buyer with respect to all filings that Buyer elects to make or is required by Legal Requirements to make in connection with the transactions contemplated hereby (including all filings under the Securities Act, the Exchange Act and state securities or blue sky laws) and (b) cooperate with Buyer (at no expense to the Company) in obtaining all consents required pursuant to Section 5.2(c).

         6.5 Commercially Reasonable Efforts. Between the date of this Agreement and the Closing Date, the Company shall use its commercially reasonable efforts to cause the conditions in Article 10 to be satisfied. The Company shall not intentionally perform any act which, if performed, or intentionally omit to perform any act which, if omitted to be performed, would prevent or excuse the performance of this Agreement by any party hereto.

         6.6 The Company Disclosure Letter. Concurrently with the execution of this Agreement, the Company shall deliver to Buyer the Company Disclosure Letter and all schedules and exhibits to be attached thereto. The Company Disclosure Letter shall: (a) contain accurate, true, correct and complete information and data; (b) be executed by the Company and dated the date of this Agreement; (c) be deemed to modify the representations, warranties and obligations of the Company made pursuant to Article 4 of this Agreement, or qualifications or exceptions thereto, as appropriate, and as expressly contemplated herein and therein; and (d) be updated, amended, and supplemented, as appropriate through the Supplemental Company Disclosure Letter (as defined below) through the Closing, so that the Company Disclosure Letter shall, as of the Closing, contain accurate, true and correct information and data, and shall be re-executed by the Company and dated the date of the Closing. The terms used and defined in this Agreement shall have the same definitions when used in the Company Disclosure Letter and the schedules and exhibits attached thereto.

         6.7 The Supplemental Company Disclosure Letter. The Company shall update the Company Disclosure Letter and all schedules and exhibits thereto to include all information relevant to the disclosures therein which relates to events which have occurred between the date hereof and the date five (5) business days prior to the Closing Date. The Company shall deliver such updated information to Buyer and shall deliver the final updated information (the "Supplemental Company Disclosure Letter") to Buyer on the date four (4) business days prior to the Closing Date. The Supplemental Disclosure Letter shall contain accurate, true, correct and complete information and data.

         6.8 Corporate Approvals by the Company. The Company shall take any and all actions necessary to approve the Merger, this Agreement and the transactions contemplated hereby and thereby in accordance with Delaware law and to convene a meeting (or obtain the unanimous written consent) of the shareholders of the Company to consider and vote upon the Merger, this Agreement and the transactions contemplated hereby and thereby.

                                    ARTICLE 7

                    COVENANTS OF BUYER PRIOR TO CLOSING DATE

         7.1 Access and Investigation. Between the date of this Agreement and the Closing Date, Buyer shall: (a) upon reasonable prior notice, during normal business hours and at the sole cost and expense of Buyer, afford the Company and Seller and their Representatives (collectively, "Company's Advisors") reasonable access to the personnel, properties, contracts, books and records, and other documents and data of the Buyer, (b) furnish Company's Advisors with copies of all such contracts, books and records, and other existing documents and data as the Company may reasonably request at Buyer's sole cost and expense, and (c) furnish the Company and the Company's Advisors with such additional financial, operating, and other data and information as the Company may reasonably request at Buyer's sole cost and expense.

         7.2 Operation of the Company. Between the date of this Agreement and the Closing Date, the Buyer will:

         (a) except as set forth in Section 7.2(b) below, conduct the business operations of Buyer only in the Ordinary Course of Business;

         (b) use its best efforts to consummate on or before ten (10) days following Closing the transactions contemplated by the Transfer Agreement; and

         (c) confer with the Company and Seller concerning operational matters of a material nature.

         7.3 Negative Covenant. Except as otherwise expressly permitted by this Agreement, between the date of this Agreement and the Closing Date, Buyer and Buyer's Principals will not, without the prior consent of the Company, take any affirmative action, or fail to take any reasonable action within its or their control, as a result of which any of the changes or events listed in Section
5.11 is likely to occur.

         7.4 Required Approvals. As promptly as practicable after the date of this Agreement, the Buyer will make all filings required by Legal Requirements to be made in order to consummate the transactions contemplated hereby and by the Transfer Agreement (including, if applicable, all filings under the Securities Act, the Exchange Act and applicable state securities and "blue sky"
laws). Between the date of this Agreement and the Closing Date, the Buyer will
(a) cooperate with the Company with respect to all filings that the Buyer elects to make or is required by Legal Requirements to make in connection with the transactions contemplated thereby (including all filings under the Securities Act, the Exchange Act and state securities or blue sky laws) and (b) cooperate with the Company in obtaining all consents required pursuant to Section 4.2(c).

         7.5 Commercially Reasonable Efforts. Between the date of this Agreement and the Closing Date, Buyer shall use its commercially reasonable efforts to cause the conditions in Article 10 to be satisfied. Buyer shall not intentionally perform any act which, if performed, or intentionally omit to perform any act which, if omitted to be performed, would prevent or excuse the performance of this Agreement by any party hereto.

         7.6 The Buyer Disclosure Letter. Concurrently with the execution of this Agreement, the Buyer and Buyer's Principals shall deliver to the Company and Seller the Buyer Disclosure Letter and all schedules and exhibits to be attached thereto. The Buyer Disclosure Letter shall: (a) contain accurate, true, correct and complete information and data; (b) be executed by Buyer and Buyer's Principals and dated the date of this Agreement; (c) be deemed to modify the representations, warranties and obligations of Buyer and Buyer's Principals made pursuant to Article 5 of this Agreement, or qualifications or exceptions thereto, as appropriate, and as expressly contemplated herein and therein; and (d) be updated, amended, and supplemented, as appropriate through the Supplemental Buyer Disclosure Letter (as defined below) through the Closing, so that the Buyer Disclosure Letter shall, as of the Closing, contain accurate, true and correct information and data, and shall be re-executed by the Buyer and Buyer's Principals and dated the date of the Closing. The terms used and defined in this Agreement shall have the same definitions when used in the Buyer Disclosure Letter and the schedules and exhibits attached thereto.

         7.7 The Supplemental Company Disclosure Letter. Buyer and Buyer's Principals shall update the Buyer Disclosure Letter and all schedules and exhibits thereto to include all information relevant to the disclosures therein which relates to events which have occurred between the date hereof and the date five (5) business days prior to the Closing Date. Buyer and Buyer's Principals shall deliver such updated information to the Company and shall deliver the final updated information (the "Supplemental Buyer Disclosure Letter") to the Company and Seller on the date four (4) business days prior to the Closing Date. The Supplemental Buyer Disclosure Letter shall contain accurate, true, correct and complete information and data.

         7.8 Corporate Approvals by Buyer. Buyer shall take any and all actions necessary to approve the Merger, this Agreement and the transactions contemplated hereby and thereby in accordance with California Law and to properly effectuate action by the stockholders of the Buyer to consider and vote upon the Merger, this Agreement and the transactions contemplated hereby and thereby. Communications with stockholders of the Buyer shall not contain any untrue statement of a material fact nor shall any such communication omit to state a material fact necessary in order to make the statements contained therein not misleading.

                                    ARTICLE 8

                       COVENANTS OF BUYER AND THE COMPANY

         8.1 Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement including, without limitation, obtaining all material consents, waivers and approvals required in connection with the authorization, execution and delivery of this Agreement by the parties and the consummation by the parties of the Merger and the other transactions contemplated by this Agreement.

         8.2 Public Announcements. Buyer and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange or interdealer quotation system upon the advice of counsel (in which case reasonable efforts to consult with the other party and its counsel are still required), will not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed.

         8.3 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take and deliver, in the name and on behalf of the Company, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

                                    ARTICLE 9

                                   TERMINATION

         9.1 Termination Events. This Agreement may, by notice given prior to the Effective Time, be terminated:

                  (a) by either the Company or Buyer if the terminating party is not then in material breach of any provision of this Agreement and the nonterminating party shall have committed a material breach of any provision of this Agreement and such breach has not been (i) cured by the earlier of (A) five
(5) days after the nonterminating party receives notice of such material breach or (B) the Closing Date or (ii) waived by the terminating party;

                  (b) (i) by Buyer if any of the conditions in Section 10.1 or
Section 10.2 have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Buyer or Buyer's Principals to comply with their obligations under this Agreement) and Buyer has not waived such condition on or before the Closing Date; or (ii) by the Company, if any of the conditions in Section 10.1 and
Section 10.3 have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Company or Seller to comply with their obligations under this Agreement) and the Company has not waived such condition on or before the Closing Date;

                  (c) by mutual consent of Buyer and the Company; or

                  (d) by either Buyer or the Company if (i) either Buyer or the Company is not reasonably satisfied with the results of its legal, business and accounting due diligence or (ii) the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before December 31, 2000 or such later date as the parties may agree upon in writing.

         9.2 Effect of Termination. Each party's right of termination under
Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement will terminate; provided, however, that if this Agreement is terminated by a party because of the breach of the

Agreement by the other party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of the other party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies will survive such termination unimpaired. The $30,000 down payment made by the Company to Buyer is not refundable if the Company terminates without cause or if Buyer terminates with cause.

                                   ARTICLE 10

                            CONDITIONS TO THE MERGER

         10.1 Conditions to the Obligations of Each Party. The obligations of the Company, Gonet, Buyer and Buyer's Principals to consummate the Merger are subject to the satisfaction of the following conditions:

                  (a) All authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Body or any third party necessary for the consummation of the transactions contemplated hereby or required as a result of the transactions contemplated hereby and any documentation pertaining thereto or required in connection therewith shall have been filed, occurred or been obtained.

                  (b) No provision of any applicable Legal Requirements and no Order shall prohibit the consummation of the Merger.

                  (c) This Agreement shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of the Company Common Shares entitled to vote thereon and a majority of the outstanding shares of Buyer's capital stock entitled to vote thereon and the Boards of Directors of Buyer and the Company.

                  (d) No arbitrator or Governmental Body or official shall have issued any Order, and there shall not be any Legal Requirement, restraining or prohibiting the consummation of the Merger or the effective operation of the business of the Company or the Buyer after the Effective Time, and no proceeding challenging this Agreement or the transactions contemplated hereby or seeking to prohibit, alter, prevent or materially delay the Merger shall have been instituted by any Person before any arbitrator, Governmental Body or official and be pending.

                  (e) The officers and directors of Buyer shall have resigned any and all of their positions as officers, directors and employees of Buyer.

         10.2 Conditions to the Obligations of Buyer and Buyer's Principals. The obligations of Buyer and Buyer's Principals to consummate the Merger are subject to the satisfaction of the following further conditions:

                  (a) The Company and Gonet shall have performed in all material respects all of their obligations hereunder required to be performed by them at or prior to the Effective Time, the representations and warranties of the Company and Gonet contained in this Agreement and in any certificate delivered by the Company and Gonet pursuant hereto shall be true in all material respects at and as of the Effective Time as if made at and as of such time and Buyer shall have received a certificate signed by an authorized of officer of the Company and Gonet to the foregoing effect.

                  (b) The Company shall have executed and/or delivered to the Buyer all certificates and instruments reasonably requested by Buyer relating to the existence of the Company, the good standing of the Company and the authority of the Company and Gonet with respect to the transactions contemplated by this Agreement, all in form and substance satisfactory to Buyer.

         10.3 Conditions to Obligations of the Company and Gonet. The obligations of the Company and Gonet to consummate the Merger are subject to the satisfaction of the following further conditions:

                  (a) Buyer and Buyer's Principals shall have performed in all material respects all of their obligations hereunder required to be performed by them at or prior to the Effective Time, the representations and warranties of Buyer and Buyer's Principals contained in this Agreement and in any certificate delivered by Buyer and Buyer's Principals pursuant hereto shall be true in all materials respects at and of the Effective Time as if made at and as of such time and the Company shall have received a certificated signed by an authorized officer of Buyer and the Buyer's Principals to the foregoing effect.

                  (b) Buyer shall have executed and delivered to the Company all certificates and instruments reasonably requested by the Company relating to the existence of Buyer, the good standing of Buyer and the authority of Buyer and Buyer's Principals with respect to the transactions contemplated by this Agreement, all in form and substance satisfactory to the Company.

                  (c) The Company and Sellers shall have completed their due diligence renew of Buyer and Buyer's Principals to their satisfaction in their sole and absolute discretion.

                  (d) Buyer and Buyer's Principals shall have provided evidence satisfactory to the Company and its counsel that no Buyer Liabilities exist.

                  (e) Buyer and Buyer's Principals shall be in compliance with all Legal Requirements of the States of Delaware and California and shall have delivered to the Company and Gonet a certificate of the President of Buyer to such effect.

                  (f) Buyer and Buyer's Principals shall have executed and delivered an Escrow Agreement on terms and conditions mutually satisfactory to the parties hereto (the "Escrow Agreement").

                                   ARTICLE 11

                            INDEMNIFICATION; REMEDIES

         11.1 Survival of Representations and Warranties and Indemnities. All covenants, agreements, representations and warranties of the parties under this Agreement, including the supplemental disclosure letters and any other schedule or certificate delivered pursuant hereto shall survive the Closing; provided, however, that no clam for indemnity under this Agreement with respect to any breach of any of the representations, warranties and covenants of the Company and Seller shall be made after the End Date. The End Date shall be deemed to mean one year from the filing with the Secretary of State of the State of California of the Agreement.

         11.2 Indemnity.

         Buyer and Buyer's Principals (each an "Indemnifying Party" and collectively the "Indemnifying Parties") shall defend and hold Sellers and the Company, the Company's officers, directors, employees and stockholders and their respective officers, directors, employees, partners and stockholders and their respective heirs, successors and permitted assigns (each an "Indemnified Party" and collectively the "Indemnified Parties") harmless from, against and in respect of the full amount of any damages (the "Indemnification Obligations") which may accrue to or be sustained by an Indemnified Party, arising out of, as a result of or in respect of:

                  (i) Any error, misstatement, or omission or inaccuracy in any representation or warranty of Buyer or Buyer's Principals or the breach of any warranty of Buyer or Buyer's Principals or any omission to state or failure by Buyer or Buyer's Principals to disclose any fact or facts known to it which are necessary in order to make any such representation or warranty not misleading, under this Agreement, or under any schedule, exhibit, certificate, agreement or other document delivered pursuant thereto (even if the Company or Sellers knew or had reason to know of any error misstatement, omission or inaccuracy at the time of Closing).

                  (ii) Any failure of Buyer or Buyer's Principals duly to perform or observe any term, provision, instrument, covenant or agreement to be performed or observed by Buyer or Buyer's Principals pursuant to this Agreement, or any schedule, certificate, agreement or other document entered into or delivered pursuant hereto.

                  (iii) Any and all Buyer Liabilities, including, without limitation, any and all liabilities or obligations for Taxes.

                  (iv) Any breach or violation by Buyer or Buyer's Principals of any Legal Requirement or Order arising prior to the Effective Time, including, without limitation Legal Requirements and Orders related to the regulation of the issuance and trading of Buyer's capital securities.

         11 3. Procedures. Promptly after receipt of notice of the commencement of any action against any Person in respect of which indemnification ("Indemnification") may be sought hereunder, the Person receiving such shall notify the Indemnifying Party in writing of the commencement thereof and the basis hereunder upon which a claim for Indemnification is asserted. In the event of the commencement of any such action as to which the Indemnified Party notifies the Indemnifying Party as aforesaid, the Indemnifying Party will be entitled to participate therein and to assume the defense thereof at the Indemnifying Party's expense, provided that the Indemnifying Party promptly notifies the Indemnified Party of such election to assume the defense thereof and acknowledges the Indemnifying Party's Indemnification Obligations pursuant to this Agreement in writing to the Indemnified Party, and provided further that the Indemnified Party's interest in such action does not conflict with the interests of the Indemnified Party, and that equitable relief is not being sought. Except as provided in Section 13.6, nothing herein shall be construed to create any rights enforceable by any Person not a party to this Agreement.

         11.4 Defense.

                  (a) The Indemnified Party shall be entitled to participate in the defense of any action and to be represented at its expense by counsel of its own selection. If, however, the Indemnifying Party's interest in such action conflicts with the interests of the Indemnified Party, then the Indemnified Party shall assume such defense at the Indemnifying Party's expense. If the attorneys provided for the defense of the Indemnified Party by the Indemnifying Party withdraw from or are removed by court order from the Indemnified Party's representation, then the cost of counsel selected by the Indemnified Party shall be part of the Indemnified Party's damages, and the Indemnified Party shall have the right in all respects to conduct its own defense. If the Indemnified Party otherwise retains its own counsel, the cost thereof shall be for the account of the Indemnified Party.

                  (b) As to cases in which the Indemnifying Party has assumed and is providing the defense for the Indemnified Party under Section 11.3, the control of such defense and the right to reach settlement in such action shall be vested in the Indemnifying Party; provided, that if the Indemnified Party objects to a settlement which has other otherwise been fully agreed to by the Indemnifying Party, the Indemnified Party may nevertheless prohibit the Indemnifying Party from making such settlement, in which case the Indemnifying Party shall pay to the Indemnified Party the proposed cost to the Indemnifying Party of such settlement (plus any other sum to satisfy the Indemnifying Party's Indemnification Obligations to the Indemnified Party as provided by and contemplated in this Article 11 (together, the "Settlement Cost"), in cash and the Indemnified Party shall thereafter be responsible for such matter and the Indemnifying Party shall have no further Indemnification Obligations with respect to such matter and shall be indemnified by the Indemnified Party for any loss or liability in excess of the Settlement Cost imposed on the Indemnifying Party by any later settlement or adjudication; provided further, that if the Indemnified Party objects to the continuation of any such action by the Indemnifying Party, the Indemnified Party may direct the Indemnifying Party to settle such case, the cost of which shall be paid by the Indemnified Party, and the Indemnifying Party shall have no further Indemnification Obligations for such settled matter other than litigation costs and professional fees incurred by the Indemnifying Party therein. As to any action, the party which is controlling such action shall provide to the other party reasonable information (including reasonable advance notice of all proceedings in respect thereto) regarding the conduct of the action and the right to attend all proceedings and depositions in respect thereto through its agents and attorneys, and the right to discuss the action with counsel for the party controlling such action.

         11.5 Notice. If within twenty (20) days after receipt by the Indemnifying Party of notice from the Indemnified Party to the Indemnifying Party as to the commencement of any action in respect of which Indemnification is sought hereunder, the Indemnifying Party has not notified the Indemnified Party that the Indemnifying Party assumes the defense of such action and has actually assumed such defense, then the Indemnified Party shall have the right to defend such action and to proceed immediately against the Indemnifying Party to enforce all Indemnification Obligations of the Indemnifying Party hereunder (including but not limited to the costs of defense, as the same may be incurred). The Indemnification Obligations of the Indemnifying Party with respect to such action shall, however, in no way be diminished by virtue of the foregoing, and the fact that the Indemnified Party shall have defend, settled, compromised or otherwise dealt with such action shall not, in any circumstances, be deemed to constitute any waiver, release or exoneration of the Indemnifying Party from their Indemnification Obligations, regardless of the outcome of such action.

         11.6 Notice of Indemnification; Legal Representation.

                  (a) Notice. In the event that an Indemnified Party believes that it is entitled to indemnification by the Indemnifying Party against or in respect of a loss under Section 11.2, notice of the claim shall be given by the Indemnified Party as follows:

                           (i) the Indemnified Parties shall assert such claim
                  within the applicable period of limitations, and

                           (ii) any such claims shall be in writing, shall set
                  forth the amount or estimated amount of damages and the basis for such claim set forth in reasonable detail.

                  (b) Legal Representation. Counsel to the parties hereto in connection with the negotiation of and consummation of the transactions under this Agreement shall be entitled to represent their respective party (or the Sellers in the case of counsel to the Company) in any and all Proceedings arising out of any dispute relating to this Agreement. Buyer, Buyer's Principals and Sellers, respectively, waive the right and agree they shall not seek to disqualify any such counsel in any such Proceedings for any reason, including but not limited to the fact such counsel or any member thereof may be a witness in any such Proceedings or possess or have learned of information of a confidential or financial nature of the party whose interests are adverse to the party represented by such counsel in any such Proceedings.

         11.7 Indemnification Procedures Regarding Escrow Amount. The Escrow Amount (as defined in the Escrow Agreement) shall be held by the Surviving Corporation (the "Escrow Agent") as set forth in the Escrow Agreement as security for the performance of Buyer and Buyer's Principals of their obligations pursuant to this Agreement and shall be subject to claims for indemnification pursuant to Section 11.2 hereof in accordance with the terms of this Agreement and the Escrow Agreement. Notwithstanding anything to the contrary contained herein, the Indemnified Parties shall have the right (but not the obligation, and such right shall not limit or affect any other right or remedy which they might have hereunder or otherwise), to satisfy claims for Indemnification Obligations under this Article 11 or otherwise by instructing the Escrow Agent, subject to the terms and conditions of the Escrow Agreement, to promptly remit to the Indemnified Parties by wire transfer of funds or distribution of shares out of the Escrow Amount in an amount equal to such Indemnification Obligations; provided that if the amount of such Indemnification Obligations exceeds the Escrow Amount, the Escrow Agent shall promptly remit the entire Escrow Amount to the Indemnified Parties in accordance with the foregoing. The Escrow Agent shall remit to Buyer's Principals and/or their respective affiliates, as the case may be, the remaining balance of the Escrow Amount, if any, less amounts in respect of which the Indemnified Parties have delivered notice as contemplated in this Article 11, on the date that is six (6) months after the Closing Date.

         11.8 Subrogation. The Indemnifying Party shall not be entitled to require that any action be brought against any other person before action is brought against it hereunder by the Indemnified Party and shall not be subrogated to any right of action until it has paid in full or successfully settled or defended against the third party claim for which indemnification is sought; provided, however, the Indemnifying Party shall have the right to enjoin in any action any other party from which it has a right of subrogation. After the resolution of the matter for which indemnification was sought, the Indemnified Party shall cooperate with and provide reasonable assistance to the Indemnifying Party in connection with actions brought against persons who have obligations in connection with the indemnified matter.

                                   ARTICLE 12

                                OTHER AGREEMENTS

         12.1 Transfer Agreement. The provisions of the Transfer Agreement, providing for the transfer of the film production assets and other items and actions described therein, shall be implemented and consummated as soon as practicable following the Effective Time.

                                   ARTICLE 13

                               GENERAL PROVISIONS

         13.1 Expenses. Except as otherwise expressly provided in this Agreement, each party shall pay all of its expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of its respective agents, representatives, counsels, and accountants.

         13.2 Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

               The Company or Gonet:

                        Chinawe.com Inc.
                        c/o Hartman & Craven LLP
                        460 Park Avenue, Suite 1100
                        New York, NY 10022
                        Phone No.: (212) 753-7500
                        Facsimile No.: (212) 223-9911

               With a copy to:

                        Edward I. Tishelman, Esq.
                        Hartman & Craven LLP
                        460 Park Avenue, Suite 1100
                        New York, NY 10022
                        Phone No.: (212) 753-7500
                        Facsimile No.: (212) 223-9911

               Buyer and Buyer's Principals:

                        Neo Modern Entertainment Corp.
                        c/o Rafal Zielinski
                        442 N. La Cienega Blvd., Suite 206
                        West Hollywood, CA  90048
                        Phone No. (310) 652-7556

               with a copy to:

                        Donald S. Burris, Esq.
                        Burris & Hairrell, LLP
                        12121 Wilshire Blvd., Suite 800
                        Los Angeles, CA 90025
                        Phone No.: (310) 442-5559
                        Facsimile No.: (310) 442-0353

         13.3 Further Assurances. The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

         13.4 Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

         13.5 Entire Agreement and Modification. This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

         13.6 Assignments, Successors, and No Third-Party Rights. Neither party may assign any of its rights under this Agreement without the prior consent of the other parties, which will not be unreasonably withheld or delayed. Subject to the foregoing, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

         13.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

         13.8 Section Headings, Construction. The headings of Sections and Articles in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section", "Sections", "Article" or "Articles" refer to the corresponding Section, Sections, Article or Articles of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

         13.9 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

         13.10 Governing Law. This Agreement will be governed by the laws of the State of California without regard to conflicts of laws principles.

         13.11 Neutral Interpretation, Independent Counsel. This Agreement shall be construed and enforced according to its fair meaning as if prepared by all of the parties hereto, after extensive negotiation, and no part of this Agreement shall be construed against any party on the ground that such party, or the attorney for that party, drafted it. Each party acknowledges that it has been represented by, or has been given the opportunity to be represented by, independent counsel of its choosing.

         13.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. Facsimile signatures are acceptable provided the executing party thereof undertakes to promptly transmit the manually signed original to the other parties.



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



         IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

                                  COMPANY:

                                  CHINAWE.COM INC.


                                  By: /s/ Man Keung Wai
                                  Name: Man Keung Wai
                                  Title: President and Chief Executive Officer

                                  By: /s/ Man Ying Ken Wai
                                  Name: Man Ying Ken Wai
                                  Title: Vice President

                                  SELLER:

                                  GONET ASSOCIATES LIMITED

                                  By: /s/ Man Keung Wai
                                  Name: Man Keung Wai
                                  Title: President

                                  By: /s/ Vivian Wai Wa Chu
                                  Name: Vivian Wai Wa Chu
                                  Title: Secretary

                                  /s/ Vivian Wai Wa Chu
                                  Vivian Wai Wa Chu

                                  /s/ Man Ying Ken Wai
                                  Man Ying Ken Wai

                                  /s/Man Keung Wai
                                  Man Keung Wai

                                  /s/ Cheung Man Ki
                                  Cheung Man Ki



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




                                  BUYER:

                                  NEO MODERN ENTERTAINMENT CORP.


                                  By: /s/ Rafal Zielinski
                                  Name: Rafal Zielinski
                                  Title: President

                                  By: /s/ Donald Burris
                                  Name: Donald Burris
                                  Title: Secretary

                                  BUYER'S PRINCIPALS:

                                  /s/ Rafal Zielinski
                                  Rafal Zielinski

                                  Filmart Inc.

                                  By: /s/ Rafal Zielinski
                                  Name: Rafal Zielinski
                                  Title: President

                                  By: /s/ Donald Burris
                                  Name: Donald Burris
                                  Title: Secretary



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






                                                                     Exhibit (b)

                   CONFIDENTIAL TRANSACTIONAL LETTER AGREEMENT

1. Gonet Associates Limited, a British Virgin Island company (hereinafter referred to as "Gonet") agrees to purchase a total of 4,835,435 shares of Neo Modern stock from Filmart Inc. ("Filmart"), a company owned and controlled by Mr. Zielinski ("Zielinski"), for the sum of One Hundred Ninety-Three Thousand Four Hundred Seventeen Dollars and Forty Cents ($193,417.40), which sum represents a purchase price of $0.04 per share, under the terms and conditions set forth in this Confidential Transactional Letter Agreement ("Agreement").

2. The agreed-upon sum of One Hundred Ninety-Three Thousand Four Hundred Seventeen Dollars and Forty Cents ($193,417.40) shall be payable in two payments. The first payment of One Hundred and Thirty Three Thousand and Four Hundred Seventeen Dollars and Forty Cents ($133,417.40) shall be made to Zielinski/Filmart in conjunction with the closing of the transaction by which Chinawe.com Inc. ("Chinawe") and Neo Modern Entertainment Corporation are to become a combined entity using Chinawe's name or another name designated by Gonet's Board of Directors for the combined entity (the "Closing"). The second payment shall be in the amount of Sixty Thousand Dollars ($60,000) and shall be payable at Closing to an interest bearing account opened by Mr. Tishelman as escrow and held for a period of one hundred and eighty (180) days after Closing to pay additional corporate creditor claims.

3. The withheld sum of $60,000, plus accrued interest and less any amount paid to creditors, if any, shall be released immediately at the conclusion of the above-referenced 180 day period after Closing - to Zielinski/Filmart as a payment toward the monies due hereunder.

4. In conjunction with the Closing, or thereafter at such reasonably practical time in light of any necessary regulatory or stockholder approval, the entertainment-related assets of neo Modern, consisting of the assets listed below, shall be transferred to Filmart or a newly-formed entertainment entity to be owned and managed by Zielinski, in return for the cancellation of certain promissory notes and release of certain contractual rights held by Filmart/Zielinski with the new entity to be solely responsible for any pre-existing obligations of Neo Modern to Zielinski or to Filmart. The new entity shall provide Neo Modern with appropriate hold harmless and indemnification agreements to that effect.

5. The assets to be transferred to the new entity by Neo Modern as part of the above-referenced spin off shall consist of the following:

         (i) The assets and related contracts listed in the Acquisition Agreement dated May 1, 1997 as they currently exist.

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

         (ii) All proprietary rights to entertainment-related vehicles, including the copyright to a motion picture in progress tentatively entitled "Bohemia".

         (iii) Miscellaneous office equipment (fax, copier, printer, furniture, software) relating to the film business.

         (iv) All rights relating to any of the existing film properties.

6. In conjunction with the spin-off, Zielinski shall provide the escrow holder with an indemnification agreement from the spin-off company under which agreement that entity will agree to indemnify and hold harmless Gonet against any further liabilities pursuant to the cancelled notes and/or released contractual rights.

7. All elements of the transactions described herein will remain confidential and none of the parties shall reveal any such element until a suitable public announcement is made in conjunction with the Closing, except as might be required for any discussions with any potential acquisition targets or necessary vendors and clients, or under applicable federal or state securities laws.


Dated:  October 17, 2000                  GONET ASSOCIATES LIMITED
                                                   "GONET"


                                          By:      /s/ Man Ying Ken Wai
                                          -------------------------------------
                                          Man Ying Ken Wai, Vice President

Dated:   October 17, 2000                 /s/Rafal Zielinski
                                          -------------------------------------
                                          RAFAL ZIELINSKI, as an individual

                                          /s/Rafal Zielinski
                                          -------------------------------------
                                          RAFAL ZIELINSKI, as President and
                                          the sole shareholder of Filmart, Inc.


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


                                                                     Exhibit (c)

                             Joint Filing Agreement

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Chinawe.com Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 26th day of March, 2001.

Date:  March 26, 2001                     Gonet Associates Limited
                                          By: /s/ Man Ying Ken Wai
                                                  ------------------------------
                                                  Man Ying Ken Wai
                                          Title:  Vice President


                                              /s/ Man Keung Wai
                                                  ------------------------------
                                                  Man Keung Wai











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